# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Water Resources, Inc., CIK 0001434728
CUSIP: 379463102
Title of class of securities: Common Stock, $0.01 per share par value
Address of issuer's principal executive offices: 21410 N. 19TH AVENUE, SUITE 220, PHOENIX, Arizona (AZ), 85027
Date of event which requires filing of this statement: 03/27/2025
Filed by CIK 0001696663
Persons authorized to receive notices and communications: Gary A. Gotto, 3101 N Central Ave, Ste 1400, Phoenix, Arizona (AZ), 85012, 6022306322

## Reporting persons
- Cohn Andrew M. (CIK 0001696663): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,381,228; shared voting power 42,150; sole dispositive power 2,381,228; shared dispositive power 42,150; aggregate amount beneficially owned 2,423,378 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 per share par value
Name of issuer: Global Water Resources, Inc.
Address of issuer's principal executive offices: 21410 N. 19TH AVENUE, SUITE 220, PHOENIX, Arizona (AZ), 85027
Comment: This Statement relates to the common stock, par value $.01, of Global Water Resources, Inc., a Delaware corporation ("Common Stock"). The principal executive offices of Global Water Resources, Inc. are located at 21410 N. 19th Ave. #220, Phoenix, Arizona 85027.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Andrew M Cohn and Amy Cohn, husband and wife. Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. Each of the Reporting Persons is a party to a Joint Filing Agreement, which is attached hereto as Exhibit A. Accordingly, the Reporting Persons are filing this joint Schedule 13D.
Residence or business address: The business address for each of the Reporting Persons is 2801 E. Camelback Rd. Suite 450, Phoenix, Arizona 85016.
Present principal occupation or employment: The present principal occupation of Andrew M. Cohn is real estate investment. The present principal occupation of Amy Cohn is homemaker.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law, or finding any violations with respect to such laws.
Citizenship: Each of the Reporting Persons is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On March 27, 2025, the Reporting Persons acquired 252,000 shares of Common Stock for total consideration of $2,520,000, pursuant to a Securities Purchase Agreement to which the Reporting Persons and Global Water Resources, Inc. are parties. The source of the funds for such acquisition was the Reporting Persons' personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired all shares of Common Stock of the Company with the intent of holding the shares for investment purposes, but may consider and pursue a variety of alternatives, including, without limitation, selling the shares.

This report shall not be deemed an admission by any person or entity identified herein that he or it is the beneficial owner of Common Stock except as provided herein; and each person or entity identified herein disclaims beneficial ownership of such Common Stock except to the extent of his or its pecuniary interest therein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own 2,423,378 shares of Common Stock, which constitute 8.72% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons jointly share the power to vote and dispose of 2,381,228 shares of Common Stock. They jointly share with their adult son Matthew Cohn the power to vote and dispose of 21,075 shares of Common Stock. They jointly share with their adult daughter Alexa Cohn the power to vote and dispose of 21,075 shares of Common Stock.
Transactions in the class effected during the past sixty days: On March 27, 2025, the Reporting Persons acquired 252,000 shares of Common Stock for total consideration of $2,520,000, pursuant to a Securities Purchase Agreement to which the Reporting Persons and Global Water Resources, Inc. are parties.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Andrew M. Cohn, Levine Investments Limited Partnership, William S. Levine, Jonathan Levine (together, the "Shareholders") entered into a Standstill Agreement (the "Agreement") with the Company. Pursuant to the Agreement, the Shareholders agreed that neither themselves nor their Affiliates (as defined in the Agreement) will directly or indirectly, without the prior written consent of the Company (i) acquire, agree to acquire, or make any proposal to acquire, equity securities (including convertible debt instruments and preferred stock or any shares of capital stock issuable upon the conversion or exercise thereof (i) of the Company, or (ii) in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) in connection with the ownership, voting or acquisition of any equity security of the Company. Notwithstanding the foregoing, (a) Andrew M. Cohn may purchase equity securities provided that after such purchase, Andrew M. Cohn and his Affiliates beneficially own no more than 9.9%, in the aggregate, of the voting power of all voting securities of the Company; and (b) a Shareholder who is a member of the Board of Directors of the Company may receive equity compensation in payment for his board service provided that after such payment, such Shareholder and his Affiliates beneficially own no more than 49.0%, in the aggregate, of the voting power of all voting securities of the Company. In the event that after such payment the Shareholder or Affiliates would own more than 49.0%, in the aggregate, of the voting power of all voting securities of the Company, such equity compensation shall be replaced with a cash payment of equivalent value to the Shareholder and Affiliates as applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement

## Signatures
- Cohn Andrew M.: Andrew M. Cohn, Andrew M. Cohn (04/01/2025)